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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 6, 2007

THUNDER MOUNTAIN GOLD
(Exact Name of Registrant as Specified in its Charter)

Idaho	001-08429	91-1031075
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1239 Parkview Drive, Elko, Nevada	89801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **775-738-9826**

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.01 Entry into a Material Definitive Agreement

On June 6, 2007, Thunder Mountain Resources, Inc., a wholly owned subsidiary of the Company, entered into a Stock Sale Agreement for the acquisition of all of the outstanding stock of South Mountain Mines, Inc., an Idaho corporation. The Sellers are: (i) Wilmington Trust Company, Roger Milliken, Roger K. Smith & Ora K. Smith as Co-Trustees under Agreement dated 7/26/1984, and (ii) Wilmington Trust Company as Custodian under Agreement Dated 12/06/1983 with Roger Milliken, Gerrish H. Milliken, Jr. & Roger Milliken, Jr. as Co-Trustees under Agreement dated 9/23/1983 . Closing of the transaction is subject to numerous terms and conditions as set forth in the Stock Sale Agreement, a copy of which is attached as Exhibit 99.1. Closing is October 1, 2007, or such earlier date as agreed to by the parties.

The assets of South Mountain Inc. are represented by the deed to the property to be 17 patented mining claims, consisting of approximately 326 acres, located in the South Mountain Mining District, Owyhee County, Idaho. A schedule of assets and liabilities is set forth in Schedule 3.5 of the agreement. The Purchase Price for the stock acquisition is $300,000, of which $50,000 was paid as a nonrefundable deposit, and $250,000 is payable at Closing. Closing is subject to the results of a satisfactory findings of various conditions at the property by Thunder Mountain Resources, Inc. during a due diligence period of not more than 120 days, and other conditions set forth in the Agreement.

Item 2.01 Completion of Acquisition or Disposition of Assets

See Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

See Item 1.01.

Item 9.01. Financial Statements and Exhibits

(c) *Exhibits*

99.1 Stock Sale Agreement

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
                    (Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: June 8, 2007

Exhibit 99.1

STOCK SALE AGREEMENT

This Stock Sale Agreement ("**Agreement**"), effective May 31, 2007 ("**Effective Date**"), is made by and among Thunder Mountain Resources, Inc , a Nevada corporation; South Mountain Mines, Inc , an Idaho corporation; Wilmington Trust Company, Roger Milliken, Roger K Smith and Ora K Smith as Co-Trustees under Agreement dated 7/26/1984 With Ora K Smith for the benefit of Ora K. Smith (the "**Ora K. Smith Trust**"); and Wilmington Trust Company, as Custodian under Agreement Dated 12/06/1983 with Roger Milliken, Gerrish H. Milliken, Jr and Roger Milliken, Jr as Co-Trustees under Agreement dated 9/23/1983 with Roger Milliken for the benefit of Roger Milliken (the "**Roger Milliken Trust**")

Article 1
PARTIES

1.1   Buyer. Thunder Mountain Resources, Inc., is a Nevada corporation ("Buyer"), with its general offices located at 1239 Parkview Drive, Elko, NV 89801.

1.2   Company. South Mountain Mines, Inc. is an Idaho corporation (the "Company" or "South Mountain") with its general offices located at P O. Box 1926, M-416, Spartanburg, SC 29304

1.3   Selling Shareholders. The sole beneficial owners of the Company are (i) Wilmington Trust Company, Roger Milliken, Roger K Smith & Ora K. Smith as Co-Trustees under Agreement dated 7/26/1984 with Ora K Smith for the benefit of Ora K. Smith (the "Ora K. Smith Trust") and (ii) Wilmington Trust Company as Custodian under Agreement Dated 12/06/1983 with Roger Milliken, Gerrish H. Milliken, Jr. & Roger Milliken, Jr as Co-Trustees under Agreement dated 9/23/1983 with Roger Milliken for the benefit of Roger Milliken (the "Roger Milliken Trust") (each a "Selling Shareholder"). The Selling Shareholders are selling one hundred percent (100%) of the authorized, issued and outstanding shares of common stock of the Company, consisting of Common Stock Certificate Nos. 3 and 4 (the "Certificates"), each representing 500 shares of Company's common stock issued in nominee name, Lack & Lindsay. The Selling Shareholders are jointly and severally referenced herein as the "Sellers "

1.4   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, and personal representatives.

Article 2
PURCHASE AND SALE

2.1   Stock Purchase Sale. At the Closing pursuant to Article 8 and subject to the terms and conditions of this Agreement, the Sellers agree to sell, transfer and deliver to Buyer, and Buyer agrees to purchase and take delivery from Sellers, all of the issued and outstanding capital stock of the Company (the "Company Stock"), free and clear of all charges, claims, legal actions, judgments community property interests, conditions, equitable interests, liens, underlying royalties, options, pledges, security interests, rights of first refusal, or restrictions of any kind, including any other attribute of ownership (collectively, "Restrictions")

STOCK SALE AGREEMENT - 1

Exhibit 99.1

2.2   Possession At Closing Sellers shall deliver to Buyer actual possession of the Certificates duly endorsed for transfer or accompanied by stock powers separate from Certificates duly endorsed, in either case by the registered owner of each such certificate

2.3   Purchase Price. The purchase price ("**Purchase Price**") to be paid by Buyer to Sellers pursuant to this Agreement is Three Hundred Thousand Dollars ($300,000 00)   The Purchase Price shall be paid as follows: Upon signing and delivering this Agreement to Sellers, Buyer shall make an earnest money payment to Sellers in the amount of Fifty Thousand Dollars ($50,000 00) ("**Earnest Money**"), which amount shall be applied to the Purchase Price at Closing At Closing, Buyer shall pay the Selling Shareholders Two Hundred and Fifty Thousand Dollars ($250,000.00) in certified, immediately negotiable funds The Earnest Money shall be nonrefundable, except in the event that, at Closing, Sellers cannot provide good and merchantable title to the Company Property (as defined in Section 3 5 below) except as otherwise provided in Section 5 7 below.

2.4   Escrow Account. The Earnest Money shall be deposited in an Escrow Account at First American Title Company, 7311 W Potomac Drive, Boise, Idaho 83704 ("**Escrow Agent**") pursuant to the instructions prepared by Sellers

Article 3
SELLERS' REPRESENTATIONS, WARRANTIES AND COVENANTS

Sellers represent, warrant and covenant to Buyer as follows:

3.1   Organizations, Good Standing and Qualification. The Company is an Idaho corporation duly organized, validly existing and in good standing under the laws of the state of Idaho. The Company has corporate power and authority to carry on its business as and where now conducted and to own or lease and operate its properties at and where now owned, leased or operated. The Company is duly qualified to do business and is in good standing in every jurisdiction in which the property owned, leased or operated by the Company or the business conducted by the Company make such qualification necessary.

3.2   Capitalization Set forth on Schedule 3.2 is a description of (i) the authorized equity securities of the Company, (ii) the number and class or kind of equity securities which are issued and outstanding (which issued and outstanding securities constitute the Company Stock) and (iii) a complete list of the officers and directors of the Company   Selling Shareholders are now and will be on the Closing Date the sole beneficial owners of all of the Company Stock, free and clear of all Restrictions. All of the shares of the Company Stock have been duly authorized and validly issued and are fully paid and nonassessable.   There are no agreements, contracts, obligations, promises, or undertakings (whether written or oral and whether express or implied) that are legally binding relating to the issuance, sale, or transfer of any equity securities or other securities of the Company. The Company does not own, and has no contracts, agreements or other arrangements to acquire, any equity securities or other securities of any other person or entity, or any direct or indirect equity or ownership interest in any other business.

3.3   Authority To Contract. Sellers and Company have the full right, power and authority to execute, deliver and perform the terms of this Agreement and all documents and

STOCK SALE AGREEMENT - 2

40810 0002 527832 2

Exhibit 99.1

agreements necessary to give effect to the provisions of this Agreement The execution, delivery, and consummation of this Agreement by the Company were duly approved by the Board of Directors of the Company according to applicable law and the Company's Articles of Incorporation and Bylaws Upon the execution and delivery of this Agreement by Sellers, (i) no further action will be necessary to make this Agreement valid and binding upon Sellers according to its terms, and (ii) Sellers shall deliver to Buyer copies of resolutions duly adopted by the directors authorizing the execution and performance of this Agreement by the Company and designating those officers with authority to execute documents on behalf of the Company in connection with this Agreement

3.4   **No Limit On Authority** The execution, delivery and consummation of this Agreement by Sellers and the Company will not, with the passage of time, the giving of notice, or otherwise, (i) cause either of the Sellers or the Company to be in violation or breach of any law, regulation, judgment, administrative order, contract, agreement, or other restriction to or by which either of the Sellers or the Company is subject or bound, or (ii) result in the acceleration or termination of any loan or security agreement to which either of the Sellers or the Company is a party There are no restrictions in the Articles of Incorporation, Bylaws, minutes, Certificates, shareholder agreements, indentures, credit agreements, or other agreements limiting the right or power of Sellers to sell the Company Stock No approval or consent of any person, firm, or other entity is required to be obtained by Sellers for the execution, delivery and consummation of this Agreement by Sellers.

3.5   **Included Assets** At Closing, the Company's assets and liabilities will include those assets and liabilities set forth in Schedule 3.5 The patented mining claims described in the South Mountain Mining Deed dated August 31, 1990 ("**Mining Deed**") attached to Schedule 3 5 are collectively referenced herein as the "**Company Property**"

3.6   **Condition of Assets** The Company Property and liabilities of the Company related to Company Property are "AS IS, WITH ALL DEFECTS, LATENT AND PATENT" Sellers make no representation, warranty, or covenant regarding the condition or existence of Company Property or liabilities of the Company related to or arising from Company Property, including (without limitation) representations, warranties and covenants, either express or implied, regarding title, quality or conformity of said assets and liabilities Sellers specifically DISCLAIM ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE

3.7   **Excluded Property** The Company currently owns no real or personal property except as set forth in Schedule 3 5 The Company has never owned any real property except real property described in the South Mountain Mining Deed attached to Schedule 3.5, consisting of the Company Property and the Company's interests in certain unpatented mining claims that have since reverted to the United States (such interests in unpatented mining claims being referenced herein as the "**Excluded Property**")

3.8   **Excluded Entities and Liabilities** The Company does not currently have and has never had any wholly- or partially-owned subsidiary The Company has no liabilities or obligations of any nature, including but not limited to Hazardous Materials, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except such obligations and liabilities (including, without limitation, "Claims" as defined and to be

Exhibit 99.1

indemnified against by Buyer pursuant to Section 6 1 of this Agreement) that may exist relating to or arising from Company Property or Excluded Property

 3.9   **Material Misstatement or Omissions**   No representation or warranty made by Sellers in this Agreement or in any document or agreement furnished in connection with this Agreement contains or will contain any untrue statement of material facts, or omits or will omit to state a material fact necessary to make the statements therein not misleading

 3.10   **Financial Information**. The 2006 and 2005 financial statements of South Mountain provided to Buyer have been prepared on the cash basis and accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of South Mountain (other than "Claims" as defined and to be indemnified against by Buyer pursuant to Section 6.1 or of this Agreement) as of the dates thereof; and as of the Closing Date no adverse material changes in the financial position of South Mountain have taken place since December 31, 2005, except in the ordinary course of the South Mountain's business

 3.11   **Changes**   Except as set forth on Schedule 3 11, to the best of Sellers' knowledge, since December 31, 2004, there has not been:

 (a)   any change in the assets, liabilities, financial condition, or operating results of South Mountain, except changes in the ordinary course of business that have not been and are not expected to be, individually or in the aggregate, materially adverse;

 (b)   any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of South Mountain (as such business is presently conducted and as it is presently proposed to be conducted);

 (c)   any waiver or compromise by South Mountain of a valuable right or of a material debt owed to it;

 (d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by South Mountain, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of South Mountain as such business is presently conducted and as it is presently proposed to be conducted;

 (e)   any material change to a material contract or arrangement by which South Mountain or any of its assets is bound or subject;

 (f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

 (g)   any sale, assignment, or transfer of any patents, trademarks, copyrights, trade secrets, or other intangible assets;

 (h)   any resignation or termination of employment of any key officer of South Mountain, except as contemplated by this Agreement;

STOCK SALE AGREEMENT - 4

Exhibit 99.1

(i)   any mortgage, pledge, transfer of a security interest in, or lien, created by South Mountain, with respect to any of its material properties or assets, except liens for taxes not yet due or payable or contested by South Mountain in good faith;

(j)   any loans or guarantees made by South Mountain to or for the benefit of its employees, stockholders, officers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k)   any declaration, setting aside, or payment of any dividend or other distribution of South Mountain's assets in respect of any of South Mountain's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by South Mountain;

(l)   to the best of South Mountain's knowledge, any other event or condition of any character that might materially and adversely affect the business, properties, prospects or financial condition of South Mountain (as such business is presently conducted); or

(m)   any agreement or commitment by South Mountain to do any of the things described in this paragraph 3 11

(n)   any liens, liabilities or obligations of any nature, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, not disclosed in financial statements provided to Buyer in Section 3 10, other than "Claims" as defined and indemnified against by Buyer in Section 6 1.

Article 4
BUYER'S REPRESENTATIONS, WARRANTIES AND COVENANTS

Buyer represents, warrants and covenants to Sellers as follows:

4.1   Organizations, Good Standing and Qualification Buyer is an Idaho corporation duly organized, validly existing and in good standing under the laws of the state of Idaho Buyer has full corporate power and authority to carry on its business as and where now conducted and to own or lease and operate its properties at and where now owned, leased or operated. Buyer is duly qualified to do business and is in good standing in every jurisdiction in which the property owned, leased or operated by the Buyer or the business conducted by Buyer make such qualification necessary.

4.2   Authority To Contract. Buyer has the full right, power and authority to execute, deliver and perform the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement. The execution, delivery, and consummation of this Agreement by the Buyer were duly approved by the Board of Directors of Buyer according to applicable law and Buyer's Articles of Incorporation and Bylaws. Upon the execution and delivery of this Agreement by Buyer, no further action will be necessary to make this Agreement valid and binding upon Buyer according to its terms. Buyer shall deliver to Sellers copies of resolutions duly authorized by the Board of Directors authorizing the execution and performance of this Agreement and designating those officers with authority to execute documents in connection with this transaction

STOCK SALE AGREEMENT - 5

Exhibit 99.1

4.3   No Limit On Authority The execution, delivery, and consummation of this Agreement by Buyer will not, with the passage of time, the giving of notice, or otherwise, (i) cause Buyer to be in violation or breach of any law, regulation, judgment, administrative order, contract, agreement, or other restriction to or by which Buyer is subject or bound, or (ii) result in the acceleration or termination of any loan or security agreement to which Buyer is a party There are no restrictions in the Articles of Incorporation, Bylaws, minutes, share certificates of Buyer, shareholder agreements, indentures, credit agreements, or other agreements limiting the right or power of Buyer to buy the Company Stock. No approval or consent of any person, firm, or other entity is required to be obtained by the Buyer for the execution, delivery, and consummation of this Agreement by Buyer

4.4   Investment Intent Buyer is acquiring the Company Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933

(a)   Buyer recognizes that an investment in the Company Stock involves significant risks

(b)   Buyer has such knowledge and experience in financial and business matters as to enable Buyer to utilize the information made available in connection with the offer and sale of the Company Stock to evaluate the merits and risks of the investment in the Company Stock, and to make an informed investment decision with respect thereto

(c)   Except as otherwise provided in Section 8 2, Buyer is not relying on Seller or Company or its employees, officers, directors, shareholders, or agents or representatives with respect to the legal, tax, economic and related considerations of an investment in the Company Stock, and Buyer has relied on the advice of, or has consulted with, only its own legal and other advisors.

(d)   Buyer understands that (i) there is and will be no market for the Company Stock, and (ii) the Company Stock has not been and will not be registered under the Securities Act of 1933, as amended (the "**Securities Act**") or any state securities act, and must be held indefinitely unless the Company Stock is subsequently registered under the federal and state securities acts or an exemption from such registration is available

4.5   Regulatory Matters. Buyer acknowledges that the Idaho Department of Environmental Quality ("**DEQ**") conducted a preliminary assessment and a site investigation of the Company Property and submitted to the U S. Environmental Protection Agency reports thereon dated December 2002 and March 2005, respectively, and that the Company has taken actions to address DEQ concerns. Buyer further acknowledges that the Bureau of Land Management is anticipating certain work on adjacent BLM land to clean up mine tailings from the South Mountain Mines and that certain agreements between the Company and the BLM to enable that work are under discussion and may be entered into

4.6   Brokers or Finders Buyer has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement

STOCK SALE AGREEMENT - 6

Exhibit 99.1

4.7   Material Misstatement or Omissions No representation or warranty made by Buyer in this Agreement or in any document or agreement furnished in connection with this Agreement contains or will contain any untrue statement of material facts, or omits or will omit to state a material fact necessary to make the statements therein not misleading.

Article 5
DUE DILIGENCE

5.1   Due Diligence Period. Following the execution and delivery of this Agreement by all parties, Buyer shall have up to 120 days (the "**Due Diligence Period**") to conduct a due diligence investigation of the Company and the Company Property as set forth in this Article 5 ("**Due Diligence**")

5.2   Environmental Site Assessment and Geologic Work During the Due Diligence Period, Buyer may conduct certain evaluations of the Company Property pursuant to Schedule 5.2, including (without limitation but subject to Section 5 3) geologic investigative work and environmental evaluations regarding current environmental conditions and the nature and extent of permits and approvals that may be required to place the Company Property into production, as well as evaluation regarding the status and quality of title to the Company Property. In undertaking any such activities, Buyer shall obtain and comply with all permits and government authorizations required for the conduct and completion of Buyer's Due Diligence activities, comply with best environmental management and safety practices, and avoid creating any unnecessary or undue environmental impacts In the event that Buyer and Sellers do not close the sale of the Company Stock as provided in Article 8, Buyer shall reclaim and remediate to the satisfaction of the Company any disturbances on the Company Property caused by Buyer as part of its Due Diligence and shall return the Company Property to the conditions existing as of the Effective Date of this Agreement All information obtained by Buyer during its Due Diligence investigation under Section 8 1 hereof shall be held in strictest confidence by Buyer pursuant to Section 10 3 and shall be used only for purposes of Buyer's due diligence evaluation of the Company and the Company Property   Sellers shall have no obligation to Buyer to obtain any permits or authorizations related to the Company Property

5.3   Notice and Approval. Before conducting any activities on the Company Property during the Due Diligence Period involving disturbance to the surface of the Company Property or to any portals, including those activities set forth in paragraphs 3b, 3c, 3d, 3f, 3i and 4b of Schedule 5.2, Buyer shall obtain the Company's prior written approval. Buyer shall provide to the Company written notice describing any such proposed activities, including the proposed area of disturbance, timing of the proposed activities, and any proposed reclamation. The Company shall respond to any such request within seven (7) business days of its receipt. Failure of Company to respond within the set timeframe constitutes approval of the proposed activities by Company. Except with respect to those activities set forth in paragraphs 3b, 3c, 3d, 3f, 3i and 4b of Schedule 5.2, the activities described in Schedule 5.2 are deemed noticed and approved upon execution of this Agreement

5.4   Meetings with Federal, State and Local Agencies Buyer and Seller mutually covenant to provide each other at least 72 hours advance notice of any meetings during the Due Diligence Period between either party and any federal, state, and local agencies regarding the Company, assets of the Company, or any current or future activities to be conducted on the

Exhibit 99.1

Company Property by Buyer as provided in Section 5.2 Company and Sellers and Buyers shall have the right to attend and participate in such meetings or to participate by telephone, at their election

5.5   Cooperation of Sellers During Due Diligence.

(a)   Within ten (10) business days after execution of this Agreement, Sellers shall provide the following information and documents ("**Sellers' Due Diligence Information**"), to the extent Company or Sellers possess or can acquire such information and documents without unreasonable effort or expense: (i) copies of corporate records of Company, including but not limited to Articles of Incorporation, Bylaws, Board minutes and resolutions, whether the result of annual meetings, special meetings or counterpart authorizations of resolutions, material contracts and Company tax, banking and financial statements and records, including any related party or affiliate transactions and such other information reasonably requested by Counsel for Buyer; (ii) environmental notices, including but not limited to notices of violations and letters of inquiry by federal, state or local environmental agencies; and (iii) geologic information, including but not limited to geological, geochemical and geophysical surveys and reports, drilling samples, core and reports, maps, cross sections and laboratory analysis and reports. SELLERS MAKE NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR RELIABILITY OF ANY SUCH GEOLOGIC INFORMATION PROVIDED BY SELLERS TO BUYER. BUYER'S RELIANCE ON GEOLOGICAL INFORMATION PROVIDED BY SELLERS IS AT ITS SOLE RISK

(b)   To facilitate Buyer's Due Diligence, Sellers shall make arrangements with Ken Henderson to provide on-site consulting services relating to his knowledge of the site and history of the mining activities on the Company Property The parties intend that Mr Henderson will also facilitate the exchange between Buyer and Sellers of information and any necessary pre-approval in connection with Buyer's Due Diligence activities under Section 5.2 and Schedule 5.2 of this Agreement. Mr Henderson's duties shall not include supervision of or responsibility for Buyer's employees, independent contractors or other agents in connection with any heavy equipment operation or any other Due Diligence Period work conducted by Buyer or its employees, independent contractors or other agents on the Company Property or the Excluded Property Buyer shall reimburse Sellers for Mr Henderson's fees at the rate of $500 per day plus costs and expenses Buyer and Sellers contemplate that Mr. Henderson's fees and costs will be billed and paid by Sellers on a monthly basis during the Due Diligence Period; and Buyer agrees to reimburse Sellers within ten (10) days of receipt of Sellers' request for reimbursement in accordance with Section 10.5

5.6   **Disclosure of Buyer's Due Diligence Information** In the event that Buyer terminates this Agreement prior to Closing, Buyer shall provide to Sellers, within 14 days following receipt of Sellers' written request, any and all information developed or discovered during the Due Diligence Period, including (without limitation) sampling results and internal or third-party environmental reports, including all copies thereof. BUYER MAKES NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR RELIABILITY OF ANY GEOLOGIC INFORMATION THAT MAY BE DEVELOPED BY BUYER DURING THE DUE DILIGENCE PERIOD

5.7   Title

5.7.1   Title Commitment Sellers shall, at a cost to be shared equally with Buyer, within ten (10) business days after full execution of this Agreement, order a preliminary title commitment (the "**Title Commitment**") to be issued by Pioneer Title Company of Canyon County as agent for First American Title Insurance Company ("**Title Company**"), showing the status of the title of the Company Property and all exceptions, including liens, encumbrances, adverse claims, easements, restrictions, rights-of-ways, covenants, reservations and all other conditions, and including complete and legible copies of all underlying documents; and Title Company shall provide a current Owner's Standard Coverage Policy of Title Insurance (subject to Permitted Exceptions described below), in the amount of the Purchase Price, at Closing Buyer shall pay for the additional cost of an Extended Coverage Policy if Buyer elects to obtain such coverage Buyer shall, at a cost to be shared equally with Sellers, within fifteen (15) business days after full execution of this Agreement, commence an independent title search by a land man or title professional selected by Buyer to ascertain whether the Company Property has severed mineral title (the "**Title Report**")

5.7.2   Objections to Condition of Title Within twenty (20) business days following receipt of the Title Commitment and/or the Title Report, Buyer shall notify Sellers in writing of any items shown on the Title Commitment and/or Title Report to which Buyer objects ("**Notice of Objection**"). Any items disclosed in the Title Commitment and/or Title Report to which Buyer does not timely object or which Buyer otherwise accepts, together with any exceptions caused or created by Buyer, are hereinafter referenced as "**Permitted Exceptions**" In the event there exists any such encumbrance or exception to which Buyer has objected, Sellers shall, within five business (5) days of receipt of the Notice of Objection, notify Buyer in writing ("**Sellers' Election Notice**") if Sellers elect to cure and remove the objectionable title encumbrance or exception In the event Sellers do not provide Buyer with Sellers' Election Notice within the allowed five (5) business day period, this Agreement, at the option of Buyer and upon written notice from Buyer to Sellers, shall terminate In the event Sellers, in their sole discretion, elect to cure and remove the objectionable title encumbrance or exception, Sellers shall have thirty (30) days after they provide Buyer with Sellers' Election Notice to cure and remove the objectionable title encumbrance or exception ("**Cure Period**"). In the event Sellers elect to cure and remove the objectionable title encumbrance or exception but are unable to cure and remove the objectionable title encumbrance or exception prior to the expiration of the Cure Period, this Agreement, at the option of Buyer and upon written notice from Buyer to Sellers, shall terminate. In the event Sellers elect to cure and remove the objectionable title encumbrance or exception, Sellers agree to use commercially reasonable efforts to remove any objectionable title encumbrance or exception, provided that such objectionable title encumbrance or exception can be removed at a reasonable cost to Sellers. Sellers shall not be in default of this Agreement if they are unable to cure and remove the objectionable title encumbrance or exception Notwithstanding the foregoing, if the Title Commitment indicates title to the Company's Property is encumbered by or subject to any mortgages, security interests, financing statements, judgment liens, tax liens (except for taxes not yet due and payable), mechanic's and materialman's liens, or other voluntary or involuntary liens, that were granted by Company or that arise from Company's acts or omissions (collectively, "**Liens**"), then Sellers shall discharge those Liens which may be discharged solely by payment of a liquidated sum of money, or satisfy the requirements of the Title Company to "insure around" such Liens which may be satisfied solely by the payment of a liquidated sum of money at Closing Sellers

STOCK SALE AGREEMENT - 9

Exhibit 99.1

shall have no obligation to take any action other than to make the payment of a liquidated sum of money to discharge any Liens, or "insure around" any Liens, as set forth in the immediately preceding sentence It shall not be necessary for Buyer to list any such Liens in Buyer's notice of title objections; and none of such Liens shall ever constitute, be or become Permitted Exceptions. Notwithstanding the foregoing, reserved rights of any person under the Mining Deed, real estate taxes that are not yet delinquent, any easement or right of way or access agreement granted by Company to neighboring property owners, and any and all liens caused by Buyer shall be "Permitted Exceptions" and may not be the subject of a valid objection hereunder


Article 6
INDEMNIFICATION AND RELEASE


6.1   Indemnification and Release by Buyer

(a)   Effective upon execution of this Agreement, Buyer shall indemnify, release, and hold harmless the Sellers, the Company and the Company's past and present officers, directors, shareholders, employees, contractors (including, without limitation, Ken Henderson) and other agents (collectively, **"Seller Indemnified Parties"**) from and against any and all claims, losses, liabilities, judicial and administrative actions or damages (collectively, **"Claims"**) relating to any activities undertaken or conditions caused by Buyer or its employees, agents or contractors on or in connection with the Company Property or the Excluded Property, whether or not undertaken or caused in reliance on information provided by Mr. Henderson pursuant to Section 5 5(b), including (without limitation): (i) any pre-Closing activities undertaken by Buyer pursuant to Sections 5 2 or 5 3 of this Agreement; (ii) Buyer's breach of or failure to fully perform its covenants under Sections 5 2, 5 3 or 5.4 of this Agreement; and (iii) any introduction, release, use, treatment, storage or disposal of Hazardous Materials (as defined in Section 6.3 below) on the Company Property by Buyer prior to or following Closing Buyer hereby releases and holds harmless the Seller Indemnified Parties from and against any and all Claims that Buyer now or in the future may have against the Seller Indemnified Parties based on the introduction, release, use, treatment, storage, or disposal of Hazardous Materials on the Company Property or the Excluded Property caused by Buyer prior to or following Closing, including the right to seek contribution from the Seller Indemnified Parties under common law or any local, state or federal law or regulation The indemnities and releases in this Section 6 1(a) shall survive the Closing or the termination of this Agreement for any reason prior to or following Closing

(b)   Effective on and after Closing, Buyer shall indemnify, release, and hold harmless the Seller Indemnified Parties from and against any and all Claims against the Seller Indemnified Parties based on or relating to the introduction, release, use, treatment, storage, management of, cleanup and removal of (or failure to manage, clean up and remove) or disposal of any and all Hazardous Materials (as defined in Section 6 3 below) and other material and debris on, from or associated with the Company Property or the Excluded Property, whether presently known or unknown, including the right to seek contribution from the Seller Indemnified Parties under common law or any local, state or federal law or regulation.

STOCK SALE AGREEMENT - 10

Exhibit 99.1

The indemnities and releases set forth in this Section 6.1 shall include all costs and expenses of suits, actions, proceedings, demands, assessments, or judgments, including reasonable attorney fees incident to any of the foregoing.

6.2   Indemnification and Release by Sellers. Effective on and after Closing, Sellers shall indemnify, release, and hold harmless Buyer and its officers, directors, shareholders, employees, agents and contractors (collectively "**Buyer Indemnified Parties**") from and against:

(a)   Any and all Claims by Harry J. Sykes to such amounts as may become due him, if any, under the Mining Deed or under the South Mountain Property Agreement of August 31, 1990, by and among the Company, the Sellers and Harry J Sykes. Buyer shall provide Sellers with any documentation necessary to determine Sellers' indemnity obligations arising hereunder as a consequence of any such claim.

(b)   Any and all Claims arising wholly or in part from Sellers' breach of or failure to fully perform its representations, warranties or covenants under Sections 3.1 through 3.11 of this Agreement

(c)   Any pre-Closing activities undertaken or conditions caused by the Company or its employees, agents or contractors on or in connection with the Company Property or its business only as follows: (i) any and all liabilities, losses, damages, claims, costs and expenses of Buyer Indemnified Parties of any nature, whether absolute, contingent or otherwise, arising from (A) Claims or rights asserted under any securities statutes, (B) Claims of purported shareholders of Company and Claims of Company's creditors to the extent such Claims are not covered by Section 6.1, and (C) Claims by federal or state or local taxing authorities; and (ii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses (including reasonable attorneys' fees) incident to any of the foregoing, or any action taken against Sellers by any person under the provisions of the Bulk Sales Law or Fraudulent Conveyance law of any state.

The indemnities and releases set forth in this Section 6.2 shall be construed broadly to cover Third-party Claims asserted by Sellers or by third parties and shall include Third-party Claims of all types, including those based on common law, local, state or federal law or regulation. The indemnities and releases shall include all costs and expenses of suits, actions, proceedings, demands, assessments, or judgments, including reasonable attorney fees incident to any of the foregoing.

6.3   Hazardous Materials. The term "**Hazardous Material**" means any substance, material or waste of which the generation, manufacture, use, storage, discharge or disposal is or becomes regulated by any federal, state or local governmental authority or political subdivision for the purpose of protecting human health or the environment.   The term "**Hazardous Material**" includes, without limitation any material or substance that is (i) defined as a hazardous substance, waste or material or a pollutant under applicable federal laws, including (without limitation) the Federal Water Pollution Control Act, Solid Waste Disposal Act, Resource Conservation Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, Toxic Substance Control Act, Federal Insecticide, Fungicide and Rodenticide Act, Emergency Planning and Community Right to Know Act, Clean Air Act, Safe Water Drinking

STOCK SALE AGREEMENT - 11

40810 0002 927832 2

Exhibit 99.1

Act, any act regulating nuclear materials, all amendments to any of the acts, all rules and regulations promulgated under any of the acts, and any state or local law, rule or regulation regulating the same general subject matter as the federal acts: (ii) petroleum products; (iii) asbestos; (iv) polychlorinated biphenyl; or (v) infectious waste, lab waste and bio-medical waste; and (vi) cremation ash

Article 7
CONDITIONS TO CLOSING

7.1   Conditions Precedent to Obligations of Buyer. The obligations of Buyer under this Agreement, including Buyer's obligation to close the purchase of the Company Stock, are subject to the satisfaction of the following conditions at or before Closing:

7.1.1   Satisfactory Completion of Buyers Due Diligence. Buyer shall have completed, to Buyer's sole satisfaction, Buyer's due diligence investigation of Company and its properties

7.1.2   Representations and Warranties True The representations and warranties of Sellers shall be true, complete, and accurate as of the date of this Agreement and as of the date of Closing as if made as of such date

7.1.3   Covenants Performed. Sellers shall have performed all obligations, covenants and agreements to be performed prior to Closing as set forth in this Agreement

7.1.4   Title Insurance Pioneer Title Company of Canyon County as agent for First American Title Insurance Company shall be prepared to issue a title insurance policy meeting the requirements of Section 5 7.

7.2   Conditions Precedent to Obligations. The obligations of the Sellers under this Agreement, including the obligation to close the sale of the Company Stock, are subject to the satisfaction of the following conditions at or before Closing:

7.2.1   Representations and Warranties True. The representations and warranties of Buyer shall be true, complete and accurate as of the date of this Agreement and as of the date of Closing as if made as of such date.

7.2.2   Covenant Performed. Buyer shall have performed all obligations, covenants and agreements to be performed prior to Closing as set forth in this Agreement

7.3   Waiver of Conditions. Buyer may waive, as a condition precedent to Closing, compliance with the conditions set forth in Section 7.1 above   Sellers may waive, as a condition precedent to Closing, compliance with the conditions set forth in Section 7 2   Waiver of compliance for purposes of Closing shall not waive or diminish any right of the waiving party to recover damages or enforce other available rights by reason of noncompliance by the other party or parties with any representation, warranties, or covenants of other party or parties set forth in this Agreement

STOCK SALE AGREEMENT - 12

40810 0002 927832 2

Exhibit 99.1

Article 8
CLOSING

8.1 **Closing**. The parties shall close this transaction at the offices of the Escrow Agent on October 1, 2007 or such earlier date as the parties mutually agree (the "**Closing**"). The Closing shall be effective as of 12:01 A.M. on October 1, 2007 or such earlier date as the parties mutually agree (the "**Closing Date**") At the Closing, the escrowed Earnest Money shall be disbursed to Sellers and Buyer shall pay the deferred portion of the Purchase Price in the amount of $250,000 in immediately available funds, as provided in Section 2 3 of this Agreement, together with its share of all shared costs of the Due Diligence not previously reimbursed by Buyer, as provided in Section 10 5 At the Closing, the Sellers shall take or shall cause to be taken all the actions as may be required to put Buyer into full possession of the Certificates representing all of the Company Stock, duly endorsed for transfer to Buyer

8.1.1 **Delivery of the Company Stock** Sellers shall deliver to Buyer the Certificates representing the Company Stock, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer

8.1.2 **Delivery of Resignation of Officers and Directors**. The Company shall deliver the written resignation of the officers and directors of the Company effective as of Closing

8.1.3 **Delivery of Opinions and Certificates**. The Company shall deliver the opinions and certificates as set forth under Section 8 2 herein.

8.2 **Opinion/Certificates**. On the Closing Date, the Buyer shall have received:

(a) The opinion, together with such number of signed or facsimile copies of such opinion as the Buyer may reasonably request, addressed to the Buyer by Hawley Troxell Ennis & Hawley LLP, counsel for the South Mountain (who may rely on the opinion of other counsel for certain legal matters), in form and substance reasonably satisfactory to the Buyer and Baird Hanson Williams LLP, counsel to the Buyer, dated such Closing Date, to the effect that:

i South Mountain has been duly incorporated and is a validly existing corporation in good standing under the laws of the state of Idaho and has all necessary corporate power and authority to carry on its business.

ii South Mountain is qualified to do business in each jurisdiction in which conducting its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the South Mountain's business or assets

iii. South Mountain has the full corporate power and authority to enter into this Agreement and to consummate the transactions provided for therein and such Agreement has been duly and validly authorized, executed and delivered by South Mountain. This Agreement, assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding agreement of South Mountain

STOCK SALE AGREEMENT - 13

40810 0002 927632 2

Exhibit 99.1

enforceable against South Mountain in accordance with its terms, subject to bankruptcy, insolvency or similar laws governing the rights of creditors and to general equitable principles (provided that no opinion need be given as to the enforceability of any indemnification or contribution provisions); and to counsel's knowledge none of South Mountain's execution or delivery of this Agreement, its performance hereunder, its consummation of the transactions contemplated herein, or the conduct of its business conflicts with or will conflict with or results or will result in any material breach or violation of any of the terms or provisions of, or constitutes or will constitute a material default under, or result in the creation or imposition of any material lien, charge, claim, encumbrance, pledge, security interest, defect or other restriction of any kind whatsoever upon, any property or assets (tangible or intangible) of South Mountain pursuant to the terms of (A) the Articles of Incorporation or Bylaws of South Mountain, (B) to the knowledge of such counsel, any material license, contract, indenture, mortgage, deed of trust, voting trust agreement, stockholders' agreement, note, loan or credit agreement or any other agreement or instrument to which South Mountain is a party or by which it is or may be bound, or (C) to the knowledge of such counsel, any statute, judgment, decree, order, rule or regulation applicable to South Mountain, whether domestic or foreign.

   iv South Mountain has authorized and outstanding capital stock as set forth in Schedule 3 2 as of the Closing Date; and based upon counsel's review of South Mountain's Articles of Incorporation and Bylaws, minutes and consents and upon representations of South Mountain's officers, all of such issued and outstanding shares of Company Stock have been duly and validly authorized and issued, and to the knowledge of such counsel are fully paid and nonassessable; and to the knowledge of such counsel none of such securities were issued in violation of the preemptive rights of any holders of any securities of South Mountain.

   v. To the knowledge of such counsel, South Mountain is not a party to or bound by any instrument, agreement or other arrangement providing for it to issue any capital stock, rights, warrants, options or other securities. The Certificates each conform in all material respects to the respective descriptions thereof contained in the Articles of Incorporation and Bylaws. There are no restrictions upon the transfer of any shares of Company Stock or the Certificates pursuant to South Mountain's Articles of Incorporation, Bylaws, other governing documents or any agreement or other instrument known to such counsel to which any of the Sellers is a party or by which it is bound

   vi. To the knowledge of such counsel, there are no claims, suits or other legal proceedings, pending or threatened against South Mountain in any court or before or by any governmental body, which would materially affect the business of South Mountain or the financial condition of South Mountain as a whole.

   vii. To the knowledge of such counsel, there are no proceedings pending before, or threatened by, federal or by a state securities administrator.

   viii To the knowledge of such counsel, there are no legal or governmental proceedings, actions, arbitrations, investigations, inquiries or the like pending or threatened against South Mountain (other than Company's interactions with

STOCK SALE AGREEMENT - 14

Exhibit 99.1

the DEQ as acknowledged by Buyer in Section 4 5) questioning the validity of the Company Stock or this Agreement or which might adversely affect the condition, financial or otherwise, or the prospects of South Mountain or which could materially adversely affect South Mountain's ability to perform any of its obligations under this Agreement.

       ix   No consent, approval, order or authorization from any regulatory board, agency or instrumentality having jurisdiction over South Mountain or the Company Property is required for the valid sale, transfer and delivery of the Company Stock or the Certificates by Seller to Buyer.

       x.   Counsel for Company has participated in conferences with officials and other representatives of Company and the Sellers, at which such conferences the Sellers' representations and warranties and the documents and information to be provided to Buyer pursuant to Section 5 5(a) and related matters (the "**Sellers' Due Diligence Information**") were discussed; and although such counsel has not passed upon, and does not assume responsibility for, the accuracy or completeness of such Sellers' Due Diligence Information, on the basis of the information reviewed during such conferences and without having undertaken to verify independently the accuracy or completeness of the Sellers' Due Diligence Information, nothing has come to the attention of such counsel that would lead such counsel to believe, as of the Closing Date, that any of the Sellers' Due Diligence Information (other than any geologic information and the Company's financial statements including the notes thereto and supporting schedules and other financial and statistical information derived therefrom, as to which such counsel need express no comment) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading

       xi   Sellers' sale and transfer of the Company Stock to Buyer pursuant to this Agreement are exempt from the securities registration requirements of the Securities Act of 1933, as amended, and the Idaho Securities Act

       xii.   Such opinion shall also cover such other matters incident to the transactions contemplated hereby as the Buyer or counsel to the Buyer shall reasonably request In rendering such opinion, to the extent deemed reasonable by them, such counsel may rely upon certificates of any officer of South Mountain or public officials as to matters of fact of which the maker of such certificate has knowledge

       (b)   A certificate, signed by two (2) authorized officers and directors of South Mountain dated the Closing Date, certifying that (i) the representations, warranties and covenants specified in paragraphs 3.1 to 3.11 have been fulfilled; and (ii) stating that, with respect to the period from December 31, 2004 to a specified date (the "specified date") not earlier than five (5) business days prior to the date of such letter, such officer has read the minutes of meetings of the stockholders and board of directors (and any committees thereof) of South Mountain for the period from December 31, 2004 through the specified date, and made inquiries of officers of South Mountain responsible for financial and accounting matters, and further stating that nothing came to such officers' and directors' attention which caused him or

STOCK SALE AGREEMENT - 15

Exhibit 99.1

any of them to believe that, during the period from December 31, 2004 through the specified date, South Mountain had any material sales, income before extraordinary items or net income, or any material decrease in such items as compared with the corresponding period in the preceding year; or any change in the capital stock of South Mountain; or any change in the long term debt or increase in short-term bank borrowings; or any material decrease in the net current assets or net assets of South Mountain.

        (c)   Copies of the following, in each case certified as of the Closing Date by the Secretary of South Mountain:

        i   The resolution of the board of directors of South Mountain authorizing the execution, delivery and performance of this Agreement;

        ii.   The Articles of Incorporation and Bylaws of South Mountain in effect as of the Closing Date; and

        iii   The signature and incumbency of the officer(s) of South Mountain authorized to execute and deliver this Agreement.

        8.3   Termination. Buyer may terminate this Agreement at any time prior to Closing based upon the Buyer's reasonable determination that the Company Property is not suitable for further mineral exploration and development, or that the existing environmental liabilities are prohibitive Notwithstanding such termination, the Earnest Money payment shall not be refunded by Sellers except in the event that First American Title Insurance Company is not prepared to deliver at Closing a title insurance policy meeting the requirements of Section 5 7 of this Agreement, or Buyer demonstrates in the Title Report that Company owns less than all of the mineral title. In the event that Buyer terminates this Agreement for any reason whatsoever, Buyer shall reclaim and remediate any disturbances to the Company Property and return the property to such conditions existing as of the Effective Date of this Agreement Buyer shall be responsible to obtain the necessary permitting for such reclamation and remediation work and to comply with best management practices while controlling erosion and stream contamination during the performance of such work If Buyer terminates this Agreement, Buyer shall deliver to Company, within 14 days of receipt of Sellers' written request, (i) all information provided by Sellers or Company during its due diligence investigation concerning the Company or the Company Property; and (ii) upon Sellers' or Company's request, copies of all data, reports and other documents generated by or on behalf of Buyer during its due diligence investigation and describing or relating to the Company Property or conditions thereon, including, without limitation, the Title Report Buyer's indemnities and releases in Section 6 1(a) and the parties' respective obligations under Section 10.5 shall survive the pre-Closing termination of this Agreement.


Article 9
REMEDIES


        9.1   Survival of Representations, Warranties, Covenants and Indemnification Provisions The representations, warranties, covenants and indemnities by Buyer and Sellers set forth in this Agreement, including (without limitation) the indemnities and releases in Sections 6 1 and 6 2 of this Agreement, and any representations, warranties, covenants,

STOCK SALE AGREEMENT - 16

opinions or indemnities set forth in any Schedule or other writing delivered pursuant to this Agreement, shall survive the Closing and shall be deemed to be material and to have been relied upon by Buyer and Sellers

9.2   **Attorney Fees and Costs.** If a dispute shall arise as to whether either party is in default under this Agreement, the prevailing party shall be awarded reasonable attorney fees and costs in any suit, action or proceeding, including trial, arbitration, mediation, or appeal, as awarded by the court, arbiter or mediator

9.3   **Rights and Remedies Cumulative** Except as expressly provided in this Agreement, and to the extent permitted by law, any rights and remedies described in this Agreement are cumulative and not alternative to any other rights and remedies available at law or in equity

9.4   **Nonwaiver of Rights and Remedies.** The failure or neglect of a party to enforce any right or remedy available by reason of the failure of the other party to observe or perform a term or condition set forth in this Agreement shall not constitute a waiver of the right, remedy, term or condition Any express written waiver by a party (i) shall not affect any term or condition other than the one specified in the waiver, and (ii) shall waive a specified term or condition only for the time and in a manner specifically stated in the waiver

9.5   **Governing Law, Jurisdiction, and Venue** Idaho law shall govern this Agreement. The state and federal courts of Idaho have jurisdiction; and venue for mediation, litigation and all other proceedings shall be located in Ada County, Idaho

Article 10
GENERAL PROVISIONS

10.1   **Press Releases.** Buyer shall file such Form 8-Ks, completed as appropriate, with the United States Securities and Exchange Commission disclosing the terms and conditions set forth in this Agreement as soon as practicable, but no later than the third (3rd) business day following the date hereof and the Closing Date. Other than such requirements imposed on Buyer under the Securities Exchange Act of 1934, as amended, no party to this Agreement shall issue any press release, make any public announcement, or file any public documents relating to the existence or substance of this Agreement unless (i) the party has received the prior written agreement of the other party, or (ii) the disclosure is required by applicable law and the disclosing party provides the non-disclosing party at least 72 hours advance notice of the content of such disclosure.

10.2   **Notices.** All notices and other communications ("Notices") shall be in writing and may be delivered (i) in person, with the date of notice being the date of personal delivery, (ii) by United States Mail, postage prepaid for certified or registered mail, return receipt requested, with the date of notice being the date of the postmark on the return receipt, (iii) by fax, with confirmation of the transmittal of the fax and a copy of the fax deposited on the same day in the United States Mail, with the date of notice being the date of the fax, (iv) by e-mail, with confirmation of sending of the e-mail and a copy of the e-mail deposited on the same day in the United States Mail, with the date of notice being the date of the e-mail, (v) by nationally recognized delivery service such as Federal Express, with the date of notice being the date of

Exhibit 99.1

delivery as shown on the confirmation provided by the delivery service Notices shall be addressed to the following addresses, or such other address as one party shall provide the other parties:

If to Company or Sellers:	South Mountain Mines, Inc. 70 Blanchard Road Cumberland, ME 04021 Attn: Roger Milliken, Jr
with copy to:	Hawley Troxell Ennis & Hawley LLP 877 West Main Street, Suite 1000 P O. Box 1617 Boise, ID 83701 Attn: Richard A. Riley
If to Buyer:	Thunder Mountain Resources, Inc Attn: G. Peter Parsley 1239 Parkview Drive Elko, NV 89801
with copy to:	Joseph H Baird Baird Hanson Williams LLP 2117 Hillway Drive Boise, ID 83702 Charles A Cleveland PS Suite 660 316 W. Boone Avenue Rock Point Tower Spokane, WA 99201-2353

10.3   Sellers' Information Disclosed in Negotiations. Except as otherwise required by the Securities Exchange Act of 1934 (as amended), prior to Closing, or if this transaction fails to close, Buyer and its affiliates, shareholders, officers, directors, counsel, accountants and other representatives shall keep confidential and shall not disclose or use in any way whatsoever, any information regarding Sellers or the Company or the Company Property disclosed or learned during the course of discussions, negotiations or investigations (including, without limitation, Buyer's due diligence under Article 5), whether prior to the date of this Agreement, on the date of this Agreement or subsequent to the date of this Agreement, and whether the information was disclosed or learned pursuant to this Section 10 3 or otherwise. If this transaction shall fail to close, then Buyer shall return to Sellers all documents and copies of documents provided to Buyer by Sellers or Company

10.4   Buyer's Information Disclosed in Negotiations. Prior and subsequent to Closing, or if this transaction fails to close, Sellers and the Company, its affiliates, shareholders, officers, directors, counsel, accountants and other representatives shall keep confidential and shall not disclose or use in any way whatsoever, any information regarding this transaction or Buyer disclosed or learned during the course of discussions, negotiations, or investigations

STOCK SALE AGREEMENT - 18

40810 0002 927832 2

Exhibit 99.1

relating to Sellers, whether prior to, on or subsequent to the date of this Agreement, and whether the information was disclosed or learned pursuant to this Section 10 4 or otherwise, including but not limited to the identity of Buyer and the Purchase Price to be paid to Sellers If this transaction shall fail to close, then Sellers shall return to Buyer all documents and copies of documents provided to Sellers by Buyers, except that Sellers shall be allowed to retain copies of that information If this transaction shall fail to close, then Buyer shall return to Sellers or Company all documents and copies of documents provided to Buyer by Sellers or Company

10.5 Payment of Expenses. Except as provided in Section 9 2, Buyer, Sellers and Company shall each pay their own fees and expenses, including fees and expenses of their respective attorneys, accountants, advisors, agents and other representatives, incidental to the preparation and performance of this Agreement Notwithstanding the foregoing sentence:

(a) Buyer and Sellers shall share equally the costs of the Title Commitment and the Title Report in accordance with Section 5 7 1, regardless whether the parties close the sale of the Company Stock. The parties' obligations under this Section 10 5(a) shall survive the pre-Closing termination of this Agreement.

(b) Within ten (10) days of Buyer's receipt of a statement of such expenses prepared by Sellers, Buyer shall reimburse Sellers for (i) consulting fees and costs paid by Sellers to Ken Henderson in connection with Buyer's Due Diligence as provided in Section 5 5(b), regardless whether the parties close the sale of the Company Stock. Buyer's obligation under this Section 10 5(b) shall survive the pre-Closing termination of this Agreement

(c) Upon Closing, Buyer shall reimburse Sellers for one-half of the reasonable and customary attorney fees and costs incurred by Sellers to provide the legal opinion required by Section 8 2(a) and one-half of the Escrow Agent's charges, recording fees and related costs

10.6 Time of the Essence Time is of the essence with respect to the obligations to be performed under this Agreement

10.7 Entire Agreement All Schedules to this Agreement constitute a part of this Agreement This Agreement, together with the accompanying Schedules, constitutes the entire, completely integrated agreement among the parties and supersedes all prior memoranda, correspondence, conversations and negotiations

10.8 Severability The invalidity of any portion of this Agreement shall not affect the validity of any other portion of this Agreement. If the invalidity or unenforceability is due to the unreasonableness of time or geographical restrictions, the restrictions shall be effective for the period of time and area as a court may determine to be reasonable

10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.10 No Broker's Commission Each party represents to the other party that it has not used a real estate broker or other agent in connection with this Agreement or the transaction

Exhibit 99.1

contemplated by this Agreement In the event any person asserts a claim for a broker's commission or finder's fee against one of the parties to this Agreement, the party against whom the claim is asserted will indemnify and hold the other party harmless from said claim

Article 11
SIGNATURES

THUNDER MOUNTAIN RESOURCES, INC.

Date: MAY 31, 2007

By: [signature]
G. Peter Parsley, Director/President

SOUTH MOUNTAIN MINES, INC.

Date: ______________________

By: ______________________
Roger Milliken, Jr., Vice President

SELLING SHAREHOLDERS:

ORA K. SMITH TRUST

Date: ______________________

By: ______________________
Roger Milliken, Co-Trustee

Date: ______________________

By: ______________________
Roger K. Smith, Co-Trustee

Date: ______________________

By: ______________________
Ora K. Smith, Co-Trustee

By: WILMINGTON TRUST COMPANY, Co-Trustee

Date: ______________________

By: ______________________
Print Name: ______________________
Title: ______________________

STOCK SALE AGREEMENT - 20

40810 0002 927832 2





Exhibit 99.1

contemplated by this Agreement In the event any person asserts a claim for a broker's commission or finder's fee against one of the parties to this Agreement, the party against whom the claim is asserted will indemnify and hold the other party harmless from said claim

Article 11
SIGNATURES

THUNDER MOUNTAIN RESOURCES, INC.

Date: ____________________ By: ____________________
G Peter Parsley, Director/President

SOUTH MOUNTAIN MINES, INC.

Date: 5.31.07 By: [signature]
Roger Milliken, Jr., Vice President

SELLING SHAREHOLDERS:

ORA K. SMITH TRUST

Date: 6/6/07 By: [signature]
Roger Milliken, Co-Trustee

Date: 6/5/07 By: [signature]
Roger K. Smith, Co-Trustee

Date: 6/5/07 By: [signature]
Ora K Smith, Co-Trustee

By: WILMINGTON TRUST COMPANY, ~~Co-Trustee~~

Date: 6/06/07 By: [signature]
Print Name: Allison Masci
Title: Vice President

STOCK SALE AGREEMENT - 20

Exhibit 99.1

ROGER MILLIKEN TRUST

Date: 6/6/07 By: Roger Milliken
Roger Milliken, Co-Trustee

Date: 6/5/07 By: [signature]
Gerrish H Milliken, Jr., Co-Trustee

Date: 3.31.07 By: [signature]
Roger Milliken, Jr., Co-Trustee

WILMINGTON TRUST COMPANY, Custodian

Date: 6/06/07 By: [signature]
Print Name: Allison Masci
Title: Vice President

STOCK SALE AGREEMENT - 21

Exhibit 99.1

SCHEDULE 3.2
COMPANY CAPITALIZATION AND OTHER INFORMATION

The Company's authorized capital stock consists of 1000 shares of common stock ($1 00 par value per share). All 1000 shares of authorized common stock have been issued and are currently outstanding:

Certificate No 4, representing 500 shares of Company's common stock, owned of record by Lack & Lindsay, nominee for Wilmington Trust Company and held for the account of the beneficial owner of the stock, the Ora K. Smith Trust.

Certificate No. 3, representing 500 shares of Company's common stock, owned of record by Lack & Lindsay, nominee for Wilmington Trust Company and held for the account of the beneficial owner of the stock, the Roger Milliken Trust

The Company's current and duly elected directors and officers are as follows:

Directors:

Roger Milliken
Roger Milliken, Jr
Roger K. Smith
Dr. Ora K. Smith

Officers:

Roger Milliken, President
Roger Milliken, Jr., Vice-President/Treasurer
James F Zahrn, Secretary

STOCK SALE AGREEMENT - 22

Exhibit 99.1

SCHEDULE 3.5
COMPANY'S INCLUDED ASSETS AND LIABILITIES

Assets	Description or Amount
Cash	$0 00
Real Property	Patented mining claims described in the attached South Mountain Mining Deed dated August 31, 1990 and buildings and other improvements located thereon (NB: The unpatented mining claims described in the attached South Mountain Mining Deed have reverted to the federal government and are not included in the "Company Property" owned by the Company.)
Liabilities	None except such liabilities which Buyer has agreed to accept and against which Buyer has agreed to indemnify the Seller Indemnified Parties under Section 6.1 of the Agreement

40810 0002 927832 2

Exhibit 99.1

SCHEDULE 3.11

PRE-CLOSING TRANSACTIONS

Distribution of remaining cash

Exhibit 99.1

SCHEDULE 5.2

SOUTH MOUNTAIN PROPERTY
PLANNED DUE DILIGENCE ACTIVITIES

Thunder Mountain Resources, Inc. ("**Buyer**") intends to conduct the following activities during the 120-day Due Diligence period:

1   Data organization, review and development of geologic models at Buyer's office located in Elko, Nevada

2   Initiate discussions with the appropriate federal and state agencies under the conditions of the Stock Sale Agreement ("**Agreement**")

3   South Mountain site work could consist of the following:

      a   Field review of environmental conditions of existing facilities

      b   Establishing water quality sampling points and conducting sampling as appropriate. Samples will be submitted to a qualified environmental laboratory (such as Sierra Environmental Monitoring Laboratory located in Reno and Elko) Subject to site selection in the field, it is anticipated that two surface sampling sites will be established: 1) in Williams Creek above the Sonneman waste rock dump and disturbance, and; 2) in Williams Creek at or near the north boundary of the patented claim line. In addition, one-time surface water samples will be collected from the Sonneman portal drainage, in Williams Creek at or near the patented claim line below the BLM tailings, and the spring behind the small cabin below the Bay State Mine. In the event that water is found to be draining from other mine workings on the Property, then samples may be collected and analyzed from those specific sites

      c   Conduct sampling of waste rock material to determine acid generating potential, potentially running a limited column test by a qualified lab such as McClelland Laboratory in Reno) Depending upon field investigation relative to the amount of carbonate present in the waste rock dumps, representative samples of waste rock MAY be collected and sent in for column testing.

      d   Commissioning a third-party environmental review by a qualified consultant that is familiar with issues related to mining properties (such as Enviroscientists, Inc., SRK Consulting or JBR)

      e.   Surface geologic mapping, rock chip and/or soil sampling

      f   Conduct limited geophysical activities

STOCK SALE AGREEMENT - 25

40810 0002 927832.2

Exhibit 99.1

g. Utilization of camp facilities during the period   This may include the setting up of appropriate cooking and sleeping facilities, providing a portable generator for power, etc

h   Plowing snow off of the access road(s), if needed   Best Management Practices (BMPs) will be utilized for any snowplowing activities

i   Road grading and drainage improvement may be done as appropriate. In the event that agreement is reached with the BLM for accessing and capping their tailings, the BLM may be requested to conduct road maintenance activities commensurate with their activities .

j   Staking additional claims adjacent to (or internal to) the patented claims.

4. Activities planned with Ken Henderson providing background information on site conditions and history pursuant to Section 5 5(b) of the Agreement:

a   Review of South Mountain data in Buyer's Elko office at an appropriate time and at the convenience of Buyer and Ken.

b   On site review that may include examination and limited sampling program underground

c   Potential visit with Ken and Mr Bowes in Colorado to review any additional data and discuss history of South Mountain

The Buyer will conduct work during the four-month due diligence period in a professional and timely manner   All information obtained during due diligence shall be held in the strictest confidence between the Buyer and the Seller pursuant to the Agreement

40810 0002 927832 2